Hastings

Discover Your Entertainment

2005 Annual Report



■ BUY □ SELL □ TRADE □ RENT ■ BUY □ SELL □ TRADE □ RENT ■ BUY □ SELL □ TRADE □ RENT ■ BUY □ SELL □ TRADE □ RENT

Hastings' Mission and Vision

"Bringing exceptional packaged entertainment to communities by being the best retailer of new, used and rental entertainment."

Company Profile

Founded in 1968, Hastings Entertainment, Inc. is a leading multimedia entertainment retailer that combines the sale of new and used CDs, books, videos and video games, as well as boutique merchandise, with the rental of videos and video games in a superstore format. We currently operate 153 superstores, averaging approximately 20,000 square feet, primarily in medium-sized markets throughout the United States.

We also operate www.gohastings.com, an e-commerce Internet web site, which makes available to our customers new and used entertainment products and unique, contemporary gifts and toys. The site features exceptional product and pricing offers. The Investor Relations section of our web site contains press releases, a link to request financial and other literature, and access to filings with the Securities and Exchange Commission.


○ Store location

2005 Annual Report

Our 2005 Annual Report provides a brief overview of Hastings Entertainment, Inc. To gain a greater insight into the Company and its performance for fiscal 2005, please refer to our Annual Report on Form 10-K, which is included with this report in our annual mailing to shareholders. A copy of our Form 10-K can be obtained by contacting Investor Relations at the Company's Store Support Center or by visiting the Investor Relations section of the Company's website at www.gohastings.com.

Financial Highlights

(Dollars in thousands, except per share and per square foot amounts)

	January 31, 2006	January 31, 2005	January 31, 2004
OPERATING RESULTS:			
Total Revenues	$ 537,931	$ 542,016	$ 508,318
Gross Profit	189,145	183,118	171,536
SG&A Expenses	176,684	171,293	162,616
Operating Income	12,369	11,416	8,643
Pre-Tax Income	10,152	9,791	6,919
Net Income [1]	5,695	5,809	8,277
Pre-Tax Income per Diluted Share	$ 0.87	$ 0.82	$ 0.60
Net Income per Diluted Share	$ 0.49	$ 0.49	$ 0.72
Wtg Avg Diluted Shares Outstanding	11,667	11,942	11,483
BALANCE SHEET DATA:			
Merchandise Inventories	$ 165,049	$ 155,452	$ 140,152
Long-term Debt, including capital lease obligations	28,151	37,029	28,775
Shareholders' Equity (Book Value)	94,693	89,774	83,946
CASH FLOW DATA & OTHER RATIOS:			
Cash Flow from Operations	$ 21,209	$ 17,353	$ 41,641
Depreciation Expense	38,209	41,917	38,675
Capital Expenditures	17,097	24,729	22,093
Inventory Turns	1.81	1.82	1.88
LT Debt/Total Capitalization	22.9%	29.1%	25.4%
Book Value per Diluted Share	$ 8.12	$ 7.52	$ 7.31
SUPERSTORE DATA:			
Units Open at Year-end	153	152	148
Comp-Store Revenue Increase (Decrease)	(1.4%)	5.0%	1.9%
Total Selling Sq Ft	3,101,627	3,039,582	2,915,884
Total Revenue per Sq Ft	$ 175	$ 181	$ 177

Note 1: Net income is affected in fiscal 2003 by a $1.7 million income tax benefit due to the reversal of a valuation allowance previously applied against a deferred tax asset.


Hastings
Discover Your Entertainment

To Our Shareholders

For the last couple of years, Hastings Entertainment has been a lot like the football team at my alma mater, The University of Texas. Just like the Longhorns, we were a good team, profitable in a challenging environment, but we were a few key players away from being championship caliber. The Texas Longhorns found those players in 2005 and last January I witnessed the team make history by stunning USC in the Rose Bowl for the national championship. I am excited to report that in fiscal 2005, Hastings found two key playmakers for our management team. Jeff Ostler, our Vice-President of Stores, joined the company in August and was followed by Michael Rigby, our Senior Vice-President of Merchandising, who came on board in December. The fourth quarter was our first indication that we elevated our game at Hastings with pre-tax income up 50% over 2004, due to strong improvements in margin rates, significant reductions in store labor expenses, and other cost controls throughout the organization.

"The fourth quarter was our first indication that we elevated our game at Hastings with pre-tax profits up 50% over 2004..."

In fiscal 2005, we had a decline in comparable-store revenue ("Comp") of 1.4%. The third quarter was the softest in my 35-year retail experience, triggered by a "perfect storm" of high gas prices, natural disasters and weak releases from the studios. Fortunately, consumers bounced back in the fourth quarter, providing Hastings with record quarterly pre-tax income. Hastings' sales favorably benchmarked for the fifth consecutive year against our retail entertainment competition. Merchandise Comps were slightly positive, led by strong Comps in video games, consumables, and boutique. With a (1.8%) Comp, our music team far outperformed the industry in a very difficult year. Our Rental Comps of (7.5%) paralleled the weak box office and in-store rental Comps industry-wide. Only our book team lagged the competition with a flat Comp, prompting us to bring in a new Senior Director and two new buyers. For fiscal 2005, we reported pre-tax income of approximately $10.2 million, or $0.87 per diluted share, compared to approximately $9.8 million, or $0.82 per diluted share, for the prior fiscal year. We excelled in the fourth quarter reporting pre-tax income of approximately $12.3 million, or $1.07 per diluted share,

"Hastings' sales favorably benchmarked for the fifth consecutive year against our retail entertainment competition."

"...we are poised to grow our business and profits as never before."

compared to approximately $8.2 million, or $0.69 per diluted share, for the fourth quarter of fiscal 2004.

> **"We see countless opportunities for customers to Discover Your Entertainment at Hastings."**

In fiscal 2005, our management team developed some extra plays to improve our game. We spent the year in a disciplined branding initiative partnering with Gilmore Group, a brand consultancy specializing in strategic analysis and development of strong retail business concepts. As we discovered in customer focus groups across five states, Hastings has a great opportunity in 2006 to strengthen our brand by simplifying our message across all departments. Utilizing this research, we developed a plan to implement a strong, distinctive and consistent *Discover Your Entertainment* brand promise. In fiscal 2005, we relocated six stores, expanded two stores and opened one new store. Additionally, we added used books to fourteen stores. Used books grow an important category in sales and margin, and make our *Buy, Sell, Trade, Rent* offer ubiquitous across all major product lines. Trading in used product increases customer visits and loyalty by giving our customers a new currency to leverage additional value and purchases.

Our Board of Directors and management team are committed to good governance. A strong, independent Board fully engaged will ask the tough questions that keep management on a strategic and ethical course. We have a deeply committed, exceptional Board at Hastings. Their leadership and insight has proven invaluable to me and our management team.

With the conclusion of restructuring in 2004, the addition of new executives, the 2005 brand enhancement initiative and the ongoing addition of used books to our product mix, we feel that we are poised to grow our business and profits as never before. We see countless opportunities for customers to *Discover Your Entertainment* at Hastings.

Sincerely,

John H. Marmaduke
President, Chief Executive Officer
Chairman of the Board

Anticipate, Act and Adjust





A lack of mega-hit product in movies and music challenged the entertainment industry and retailers in 2005. Additionally, we were faced with market realities such as rising gas prices and natural disasters, which led us to concentrate on the fundamentals of satisfying our customers' demand for unique entertainment products, developing the Hastings brand, and increasing profits. The year focused on merchandise planning, operational transformation, and financial performance, all with an eye on the future growth of our entertainment business.





Discover: Up to 18,000 new and used DVDs for sale and up to 12,000 to rent.

Video for Sale

Hastings Video sales continued to grow during what was the third consecutive year of decline in theatrical movie box-office. As a destination store for sell-through and rental videos, Hastings continued to take advantage of our powerful position: buy or rent, new and used. We successfully responded to a shift from rental to sell-through videos, while many competitors struggled.

During fiscal 2005, Hastings Video Comps increased 1.9% over fiscal 2004. All DVD categories including front-line new release, used, and previously rented DVDs experienced growth. Boxed set DVD collections, led by popular TV on DVD, grew over 24%. The sales of promotional, budget, and mid-priced DVDs also performed well as the average price of the DVD continued to decline slightly. At the same time, the Company continued its response to the customer migration away from the VHS format and has significantly reduced our VHS inventory units.

As Hastings continues to refine its Video merchandise selection, we are anticipating the introduction of new DVD and hardware formats that will provide our customers with even more home entertainment choices. High Defininition (HD DVD) and Blue Ray DVD are both scheduled to debut in 2006.


VIDEO

Rental Video

In fiscal 2005, Hastings Rental Comps decreased 7.5%, a Comp which was consistent with those experienced by our rental competitors. Large box-office titles from the fourth quarter of 2005 are expected to drive sales during the first half of 2006. Better box-office projections, along with a dominant DVD selection, will allow Hastings to leverage its unique position as a *Buy or Rent* retailer and grow revenue in 2006.

“Our powerful position: buy or rent, new and used”

Discover: Up to 42,000 new and used CD titles.

Music – More Options, More Value...

In fiscal 2005, Hastings Music Comps declined 1.8%, outperforming an industry decline of 8.1%. Decreased CD sales from premier artists were partially offset by increased sales of music hardware, including iPods and other MP3 players. While the music industry produced fewer mega hits, Hastings focused on expanding catalog, supporting smaller independent releases, and improving both import and used CD selections.

Hastings' CD selection is one of the most diverse music assortments in the industry. Expanding and increasing the selection of catalog CDs coupled with larger quantity, lower cost purchases from manufacturers led to increased sales and margins on top selling catalog titles. In June, Hastings sponsored an Independent Music Summit, bringing together more than 20 distributors of specialized music genres. The Summit helped develop an even more diverse and unique selection for Hastings music customers. The expansion of import CDs and micro-categories such as Música Latina and Texas Music helped our music sales outperform the industry in general. In September, a month long promotion, M^3 – Much More Music, was launched to highlight a year's worth of development in the Hastings music selection prior to the holiday selling season. Other initiatives included the recycling of used CDs through our Distribution Center to improve store-specific inventories.

In fiscal 2006, an emphasis on value will continue to drive music sales at Hastings. Used CDs, budget products, and targeted special promotions will continue to increase our market share.


MUSIC

M^3

MUCH | MORE | MUSIC

"Hastings' CD selection is one of the most diverse music assortments in the industry."

Discover: Up to 82,000 new and used book and magazine titles.

Book Shopping Continues to Inspire...

During fiscal 2005, Hastings Book Comps held steady at (0.2%). The Book Department increased the depth and selection of backlist book titles while purchasing more product on deal, creating better value for customers.

Children's and Regional Book Comp increases occurred in both departments after re-merchandising initiatives were completed in the summer. The spring promotional plan supporting the July release of *Harry Potter and the Half-Blood Prince* led to sales of over 96,000 units in 2005. An annual children's Summer Book Club delivered 40% membership growth compared to 2004.

In fiscal 2005, we successfully tested used books in 14 stores as a sales and margin driver and plan to expand our used book offerings in 23 stores in fiscal 2006. Overall book margins increased for the second year in a row and the Hastings Distribution Center expanded our facility to manage the distribution of title-specific used and value books.

The month of October was dedicated to promoting National Book Month with the implementation of the "Just Read" program. Stores focused their merchandising and promotional efforts on new releases for the upcoming holiday season. The Hastings shopping experience continued to inspire customers with the ability to capitalize on cross merchandising of licensed products supplemented by all departments. Promotional efforts, including a successful Black Friday Sale, combined with the support of large license titles such as *The Chronicles of Narnia, Star Wars Episode III* and *Dummies Guides*, resulted in the best Book Comps of the year in the 4th quarter.

In fiscal 2006, the Hastings Book Department will continue our emphasis on selection and margin management, strengthening both customer satisfaction and future growth.


BOOKS

"In fiscal 2005, we successfully tested used books in 14 stores as a sales and margin driver..."

Discover: Up to 3,200 new and used video games for sale and up to 1,500 to rent.

Maximizing Market Share...



In fiscal 2005, our Video Game Department delivered positive Comps and positive margin dollar growth for the third consecutive year. Video game Comps rose 5.2% on increased sales of new and used hardware.

Hastings' Video Game Department continued to focus on expanding market share through a unique offering of buying and selling both new and used games and hardware. Hastings customers traded their old game systems for credit towards the purchase of new hardware, including Sony PSP and Xbox 360. Maximizing market share was of strategic importance, leveraging the release of mega-hit games such as Madden NFL 2006, Gran Turismo 4, NCAA Football 2006, and many other titles. The installation of high-capacity interactive Video game displays was completed in all stores. Additionally, a gaming initiative focusing on supply chain replenishment and inventory management was completed in late fiscal 2005 and led to better store in-stocks on product release dates.

GAMES





> "...our Video Game Department delivered positive Comps and positive margin dollar growth for the third consecutive year."

Discover: Current culture trends and seasonal merchandise.

Constantly Evolving Trends

In fiscal 2005, Hastings' unique multimedia entertainment offerings were improved and expanded in our Boutique category. Unique licensed products tied to the release of major books, such as *Harry Potter and The Half-Blood Prince*, and movies such as *The Chronicles of Narnia - The Lion, The Witch and The Wardrobe* and *Star Wars Episode III*, enhanced the shopping experience and encouraged impulse purchases.

Hastings Boutique Department offered over 20 different product categories, including guitars, posters, stationery, games, plush, personal electronics and MP3 players. Comp sales of collectible action figures and toy sales increased 25% in fiscal 2005, while Comp sales of fashion items, including music and humor related T-shirts, hats, sunglasses and jewelry increased 8%. Hastings is constantly evolving our assortment of boutique offerings in order to maintain a unique inventory of merchandise reflecting current culture trends and seasonal opportunities.

Consumables

In fiscal 2005, candy, drinks and other consumables continued to play an important role in the total entertainment mix of Hastings. Analysis of front-of-store merchandise selection led us to implement new plan-o-grams creating a fresh product presentation. Continual testing of our assortment was an ongoing process leading to higher impulse purchases and sales. A new checkout system was developed and will be utilized in all new and remodeled stores in fiscal 2006.

HARDBACK Café



HardBack Café

In fiscal 2005, sales at the Hardback Café grew over 35%. A branding initiative, including developing a new store model, comfortable décor design, and a contemporary brand mark, coupled with unique product offerings, was completed and implemented in eight remodeled stores. A Hardback Café will be put in each new, relocated and remodeled store in fiscal 2006. We believe we have great potential to grow this business through increased product offerings, improved training, and outstanding customer service.

Discover: **153 stores in 20 states; over 6,300 associates.**

Drive Store Execution


SUPPORT

Hastings Store Operations Team implemented several initiatives in fiscal 2005 to better serve our customers. These improvements began to pay off in the fourth quarter of fiscal 2005 and we believe these initiatives will have an even greater impact on store performance in fiscal 2006. The following initiatives began in fiscal 2005:

Push down of decision making to the lowest possible level.

In fiscal 2005, store management was empowered to make decisions about merchandising, customer service, and task management at the store level. These actions helped improve execution and provide a better shopping experience for our customers.

Restructure of store management.

In fiscal 2005, we began to restructure operations within the store to better meet our customers' needs. We analyzed and streamlined many store functions, placing more associates dedicated to customer service on the sales floor without driving up overall costs.


STORE

"...we believe these initiatives will have an even greater impact on store performance in fiscal 2006."

Fiscal 2006 Initiatives

Improved Cost Controls.

In fiscal 2006, analyzing and evaluating all expenditures, including store costs, Store Support Center costs, vendor contracts, etc., will ensure the largest return on investment.

Selection of Real Estate.

We are currently evaluating many potential new markets for Hastings stores. We have also reengineered our internal processes for choosing new markets, increasing the likelihood of a new store's success and profitablity.

Relocations, Remodels and New Stores.

We will continue to remodel and relocate stores that will provide the largest return on investment. In fiscal 2006, we plan to relocate two stores and remodel ten stores. We also plan to open two new stores.


Hastings SAM MARMADUKE DISTRIBUTION CENTER

Faster to Store

Our warehouse management system provides for functional flexibility. It allows us to increase both our product picking and shipping efficiencies as well as our product introduction and movement from dock to store shipment. The increased level of detail reporting in our system allows us to refine product movement within the four walls, lower the cost per unit transaction, and increase on-hand accuracy. It has simplified data sharing across the enterprise and includes event management, analysis, and reporting capabilities.



In fiscal 2005, we purchased the majority of our products directly from manufacturers rather than through distributors.

The Power of Multimedia Entertainment

In fiscal 2005, Hastings, along with an outside consulting firm, began a study of our Company, our customer preferences, and the future of home entertainment. Months of careful research and strategy development led to a program designed to build an even stronger Hastings brand - one that retains the strength of over 30 years of experience while reenergizing the brand for future revenue growth. Coupled with our fundamental commitment to the power of multimedia entertainment and our unique 3-across merchandising strategy, Hastings identified the following opportunities to become an even stronger and more profitable retail brand in the future:

Development of Updated Brand Positioning...

Unexpected Discovery

"The unexpected pleasures of discovering new and interesting entertainment tidbits, facts, music, videos and games. A sense of delight in the details, no matter how small. An environment that is upbeat and filled with wonder, yet very friendly and approachable."

Creation of a Dynamic Brand Mark...

"The new Hastings brand mark suggests the concept of Unexpected Discovery through a unique and recognizable layering of multi-color squares, a metaphor for continuous, ongoing personal entertainment discovery."


BUY ■ SELL
Hastings
Discover Your Entertainment
Associate Since
Hometown
■BUY □SELL □TRADE □RENT

Hastings
Discover Your Entertainment

Reenergizing for the Future

The Hastings brand is one of our most important assets. It represents our image and reputation with associates, communities served, the entertainment industry, and shareholders. The Hastings brand personality is upbeat, friendly and hip. Our brand is a promise - one that influences our customer's decision to loyally shop our stores. By consistently focusing on our *Discover Your Entertainment* fundamentals throughout the entire Company, we will continue to build a strong and dynamic brand.

A New Tag Line...

Discover Your Entertainment

"**Discover** - to actively pursue. **Your** - personal and relevant. **Entertainment** - that which is enjoyable, exhilarating and fun!"

Emphasis on Unique Services.

"In fiscal 2005, Hastings added to our used product mix, with the addition of used books coupled with emphasis on the competitive service advantage of *Buy, Sell, Trade, Rent.*"

■ BUY □ SELL □ TRADE □ RENT

Branding Strategy


Hastings
Discover Your Entertainment

Hastings Store Facade Concept

The Hastings brand encapsulates our image and reputation. It is what people think about our Company, our stores, our people, our products and our services. Our reputation is built on the ability to communicate our brand position of unexpected discovery, from the front of the store through each department. The Hastings brand represents the total sum of reasons, rational and emotional, that our customers choose to do business with us.


VIDEO


BOOKS

Brand Services:
buy, sell, trade, rent

Brand Products:
video, music, books, games

Brand Functions:
watch, listen, read, play


just for kids
KIDS

Developing a New Store Model...


VIDEO
GAMES
BOOKS

Hastings Front of Store Concept

Discover Your Entertainment

The new Hastings store prototype completely leverages the strengths of our 3-across merchandising model strategy while strengthening the visual impact of our updated brand identity.


Hastings

Hastings Flagship - Amarillo Texas - Opening Fall 2006

Additional Financial Data

Forward-looking Statements. Certain statements set forth in our Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "plan," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future including statements relating to our future productivity, operating efficiency, store conversions and expansions and product offerings and other statements expressing general optimism about future operating results are forward-looking statements. Such statements are based upon management's current estimates, assumptions and expectations, which if incorrect could cause actual results to differ materially from those described herein. We undertake no obligation to affirm, publicly update or revise any forward-looking statements.

Revenue Mix for Fiscal Year 2005


9%
4%
4%
25%
17%
19%
22%
Music
Books
Video
Rental
Video Games
Boutique
Other

Used and Budget-priced revenues were 9.4% of total revenues in fiscal 2005.

One of our strongest assets continues to be our sound multimedia business model. With diversity across multiple product lines, Hastings is able to weather temporary downturns in single lines of business and appeal to a wide variety of customers.

Revenue Mix for Fiscal Year 2004


8%
4%
4%
25%
18%
19%
22%
Music
Books
Rental
Video
Video Games
Boutique
Other

Used and Budget-priced revenues were 8.3% of total revenues in fiscal 2004.

Additional Financial Data

Pre-Tax Income Trend

(Dollars in thousands)



$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006 (Projected)

Fiscal 2001 was the first year of restructuring at Hastings. Since that time, pre-tax income has steadily grown through revenue growth, increases in gross margin rates and improved cost controls. Additional growth in earnings is projected for fiscal 2006.

Stock Performance Graph



300%
200%
100%
0%
-100%
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
HAST
S&P 500
NASDAQ Composite

Investment Information

	As of 05/01/06	As of 01/31/06	As of 01/31/05
Stock price	$6.03	$5.35	$8.25
Book value per share		$8.12	$7.52
Price to book value ratio		0.66	1.10
Wtd avg diluted shares outstanding (millions)		11.7	11.9
P/E ratio	12.3	10.9	16.8

Though our stock performance has far surpassed comparable indices over the last five years, it continues to trade below book value and offers a relatively low Price-Earnings ratio to investors. In March 2006, the Company's Board of Directors approved a stock repurchase program of $5.0 million, as we feel the current price of the stock does not reflect our long-term value.

Corporate Information

Directors

John H. Marmaduke
Chairman of the Board, President & CEO

Gaines L. Godfrey
Godfrey Ventures, President
Independent Director
Compensation Committee Member

Danny W. Gurr
Independent Consultant
Independent Director
Compensation Committee Chairman

Daryl L. Lansdale
Retired Retail Executive
Independent Director
Compensation Committee Member
Audit Committee Member
Nominating Committee Member

Ann S. Lieff
The Lieff Company, President
Independent Director
Audit Committee Member
Nominating Committee Member

Frank O. Marrs
Gupton Marrs Intl., CEO
Independent Director
Audit Committee Chairman
Audit Committee Financial Expert
Nominating Committee Member

Jeffrey G. Shrader, Esq.
Sprouse Shrader Smith P.C., Shareholder
Independent Director
Compensation Committee Member

Officers

John H. Marmaduke
President
Chief Executive Officer

R. Michael Rigby
Senior Vice President
of Merchandising

Dan Crow
Vice President of Finance &
Chief Financial Officer

Alan Van Ongevalle
Vice President of Information
Technologies & Distribution

Kevin Ball
Vice President of Marketing

Jeff Ostler
Vice President of Stores

Corporate Counsel
Sprouse Shrader Smith P.C.
Amarillo, Texas

Independent Auditors
Ernst & Young LLP
Fort Worth, Texas

Common Stock
Listed on the NASDAQ
National Market
Symbol: HAST

Transfer Agent & Registrar
Mellon Investor Services LLC
Overpeck Centre, 85 Challenger Rd.
Ridgefield Park, New Jersey 07660
(800) 635-9270
www.melloninvestor.com

Annual Meeting

The Annual Meeting of Hastings Entertainment, Inc. will be held at 4:00 p.m. CDT on Wednesday, June 7, 2006, at the Company's Store Support Center. The Store Support Center is located at 3601 Plains Boulevard in Amarillo, Texas.

As of March 31, 2006 there were approximately 2,100 holders of the Company's Common Stock, including 342 shareholders of record, and 11,395,172 shares of Common Stock outstanding. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate declaring a cash dividend in the near future.

Corporate Headquarters
3601 Plains Boulevard
Amarillo, Texas 79102
806-351-2300
Fax: 806-351-2424
irelations@hastings-ent.com
www.gohastings.com

Hastings
Discover Your Entertainment